9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Facsimile 1-866-249-7775 416-263-9524 www.computershare.com
Security Class
Holder Account Number

_._
Fold

Form of Proxy - Annual General Meeting of Shareholders to be held on Wednesday, May 13, 2009

Meeting location: The Thomson Reuters Building, South Colonnade, Canary Wharf, London, United Kingdom
Live video webcast: Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada
Time: 10:00 a.m. (Eastern Daylight Time) / 3:00 p.m. (British Summer Time)

Notes to Proxy Form

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxy holder in the space provided (see reverse). A proxy holder need not be a shareholder of Thomson Reuters Corporation.

2.
If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy form. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy form with signing capacity stated.

3.	This proxy form should be signed in the exact manner as the name appears on the proxy form.

4.	If this proxy form is not dated, it will be deemed to bear the date on which it is mailed by Thomson Reuters to the holder.

5.
The shares represented by this proxy form will be voted or withheld from voting as directed by the holder. In the absence of such directions, shares represented by proxy forms received by Management will be voted FOR items 1 through 4 and in favor of Management’s proposals generally.

6.
This proxy form should be read in conjunction with the accompanying Notice of Annual General Meeting of Shareholders and Management Information Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy form does not form part hereof, and the references to the websites are inactive textual references only.

_._
Fold
Proxy forms submitted must be received by Computershare by 5:00 p.m. (Eastern Daylight Time) on May 11, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

If you vote by telephone or the Internet, DO NOT mail back this proxy form.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the individuals named on the reverse of this proxy form. Instead of mailing this proxy form, you may choose one of the two voting methods outlined above to vote this proxy form.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
I/We being holder(s) of common shares of Thomson Reuters Corporation hereby appoint: David Thomson, or failing him W. Geoffrey Beattie, or failing him Niall FitzGerald, all being directors of Thomson Reuters
OR	Print the name of the person you are appointing if it is someone else.

as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and to vote at such proxyholder’s discretion with respect to any amendments to matters referred to in the accompanying Notice of Annual General Meeting of Shareholders as well as all other matters that may properly come before the Annual General Meeting of Shareholders of Thomson Reuters to be held at The Thomson Reuters Building, South Colonnade, Canary Wharf, London, United Kingdom on Wednesday, May 13, 2009 at 10:00 a.m. (Eastern Daylight Time) /3:00 p.m. (British Summer Time), and at any adjournment or postponement thereof.

The Board of Directors and Management recommend that shareholders VOTE FOR items 1 through 4 below.

1. Election of Directors
To elect each of the following individuals as directors of Thomson Reuters:
		For	Withhold			For	Withhold			For	Withhold

01. David Thomson	w	☐	☐	06. Mary Cirillo	w	☐	☐	11. Ken Olisa	w	☐	☐ _._ Fold

02. W. Geoffrey Beattie	w	☐	☐	07. Steven A. Denning	w	☐	☐	12. Vance K. Opperman	w	☐	☐

03. Niall FitzGerald, KBE	w	☐	☐	08. Lawton Fitt	w	☐	☐	13. John M. Thompson	w	☐	☐

04. Thomas H. Glocer	w	☐	☐	09. Roger L. Martin	w	☐	☐	14. Peter J. Thomson	w	☐	☐

05. Manvinder S. Banga	w	☐	☐	10. Sir Deryck Maughan	w	☐	☐	15. John A. Tory	w	☐	☐

2. Appointment of Auditors	For	Withhold			For	Against
To re-appoint the Canadian firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters Corporation and the UK firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters PLC, and to authorize the directors of Thomson Reuters to fix the auditors’ remuneration.
	☐	☐	b.	To approve the directors’ remuneration report (and the auditors’ report thereon) of Thomson Reuters PLC for the year ended December 31, 2008.	☐	☐

3. Receipt of Financial Statements	For	Against	c.	To approve a renewal of the authority to allot Thomson Reuters PLC shares.	☐	☐
To receive the financial statements of Thomson Reuters for the year ended December 31, 2008 and the auditors’ reports on those statements (consisting of the primary Thomson Reuters Corporation consolidated financial statements as well as standalone Thomson Reuters PLC financial statements prepared to comply with UK legal and regulatory requirements).
	☐	☐	d.	To approve a renewal of the disapplication of preemptive rights related to the issuance of Thomson Reuters PLC shares.	☐	☐

4. Routine Business Items - UK Legal and Regulatory Requirements
To approve items of routine business that require shareholder approval in accordance with UK legal and regulatory requirements applicable to Thomson Reuters PLC.
			e.	To approve a renewal of the authority to buy back Thomson Reuters PLC ordinary shares in the open market.	☐	☐ _._ Fold
	For	Against
a. To receive the directors’ report of Thomson Reuters PLC for the year ended December 31, 2008.	☐	☐	f.
To approve a continuing authority for Thomson Reuters PLC to call a general meeting of shareholders (other than an annual general meeting) in accordance with Thomson Reuters PLC’s Articles of Association upon not less than 14 clear days’ notice in writing.
					☐	☐

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy form will be voted as recommended by Management.

Signature(s)

Date

Quarterly Financial Statements and MD&A Request		Annual Report Request
Thomson Reuters quarterly financial statements and related management’s discussion and analysis (MD&A) are available at www.thomsonreuters.com. However, if you wish to receive them by mail, please mark this box. If you do not mark this box, or do not return this form, you will not receive our quarterly financial statements and MD&A by mail. You are required to complete this request on an annual basis.

☐
Thomson Reuters annual report containing our audited financial statements and related MD&A is available at www.thomsonreuters.com. However, if you wish to receive it by mail, please mark this box. If you do not mark this box, or do not return this form, you will not receive our annual report by mail. You are required to complete this request on an annual basis.

☐
You can also receive these documents electronically - see reverse for instructions to enroll for electronic delivery.

■	024218	AR1	TOCQ